FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited
Financial Results for the Fiscal Year 2010 First Quarter Ended September 30, 2009

Q1 FY 2010 Financial Highlights
•	Revenues of $38.2 million, as compared to $37.3 million year-over-year

•	Non-GAAP net income attributable to Hollysys of $6.6 million, an increase of 8.2% year-over-year

•	$14.3 million net cash generated from operations for the quarter ended on September 30, 2009

•	$130.6 million cash and cash equivalents as of September 30, 2009

•	$187.5 million backlog

Beijing, China – November 11, 2009 – Hollysys Automation Technologies, Ltd.  (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for its fiscal first quarter of fiscal year 2010 ended September 30, 2009 (see attached tables).

Dr. Changli Wang, Hollysys’ Chief Executive Officer, stated, “We are pleased to report the fiscal 2010 first quarter with solid operational performance.  We have achieved a few milestones during this quarter, and I would like to review some of the key operational highlights here.”

 “During the September quarter, Hollysys achieved significant progress in the subway signaling sector by winning the $48 million bid on the Changping Line of Beijing Subway network, which signifies our breakthrough in fast growing subway signaling market. This contract will expedite our proprietary subway signaling product development based on our high-speed rail signaling technology and know-how, which will substantially improve our gross margin and further strengthen our leading position in the subway automation sector.

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November 11, 2009

Another business highlight of the quarter is to have our proprietary designed and developed high-speed railway ATP product certified to the most stringent European safety standard SIL4. This is a strong testament to Hollysys R&D capabilities in developing its proprietary products in the leading end-markets. This certificate, being the first grant to a Chinese local company for the railway ATP product, is a head start for Hollysys to get more of its safety products in high-speed railway and subway segments certified to world-class standards. We will continue to enhance our market position both in the domestic and international arena by introducing more high-quality proprietary products,” commented by Dr. Wang.

Dr. Wang continued, “Also in this quarter, we signed the contract with our nuclear joint venture, established with China Guangdong Nuclear Power Holding Co., Ltd., to provide our proprietary nuclear conventional island automation and control products to the Ningde Nuclear power station.  This contract was the first batch of a series of product supply contracts granted to Hollysys.  As China’s infrastructure market build-out continues to roll, Hollysys is faring particularly well in the high-speed railway, subway, and nuclear sectors and we will continue to capture our fair share in these business segments for the rest of FY 2010.”

Q1 Fiscal Year 2010 Unaudited Financial Results Summary
To facilitate a clear understanding of Hollysys operational result, a summary of unaudited non-GAAP financial results is included below.

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In USD thousands, except share numbers and EPS
	Three Months ended
	September 30, 2009	September 30, 2008	% Change

Revenues	$38,194	37,305	2.4%
Integrated Contract Revenue	$35,871	35,958	-0.2%
Products Sales	$2,323	1,346	72.6%
Cost of Revenues	$23,983	24,225	-1.0%
Gross Profit	$14,210	13,080	8.6%
Total Operating Expenses	$5,864	4,624	26.8%
Selling	$2,726	2,765	-1.4%
General and Administrative	$2,427	2,265	7.1%
Research and Development	$2,853	1,166	144.6%
VAT refunds and government subsidy	$(2,142)	(1,572)	36.2%
Income from Operations	$8,346	8,455	-1.3%
Others	$33	(352)	-109.3%
Income Tax Expenses	$820	783	4.7%
Non-GAAP Net Income Attributable to Non-controlling Interest	$930	1,176	-20.9%
Non-GAAP Net Income Attributable to Hollysys Automation Technologies Ltd.	$6,629	6,144	7.9%
Basic Non-GAAP EPS	$0.13	0.14	-5.1%
Diluted Non-GAAP EPS	$0.13	0.14	-5.7%

Stock-based Compensation Cost for Options	$131	44	195.1%
Net Income Attributable to Hollysys Automation Technologies Ltd.(GAAP)	$6,498	6,100	6.5%
Basic GAAP EPS	$0.13	0.14	-6.3%
Diluted GAAP EPS	$0.13	0.14	-6.9%

Basic Weighted Average Common Shares Outstanding	49,942,614	43,942,614	13.7%
Diluted Weighted Average Common Shares Outstanding	50,260,423	43,942,614	14.4%

For the three months ended September 30, 2009, total revenues increased 2.4% to $38.2 million, from $37.3 million in the comparable prior fiscal year period.  Of the total revenues, revenue from integrated contracts amounted to $35.9 million, and that of each segment was as follows:

•	$24.2 million, or 67.5%, related to Industrial Automation & Control;

•	Rail and subway was $8.8 million, or 24.6%, of which $5.5 million, or 15.3%, was from Rail Signaling and Control projects, and $3.3 million, or 9.3%, was from Subway System Integration projects; and

•	$1.9 million, or 5.4%, related to Nuclear Plant Control projects.

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November 11, 2009

For the three months ended September 30, 2009, Hollysys’ total cost of revenues was $24.0 million, compared to $24.2 million for the same period of the prior year.  The cost of integrated contracts amounted to $23.6 million, or 65.7% of integrated contract revenue.

As a percentage of total revenues, overall gross margin was 37.2% for the three months ended September 30, 2009, as compared to 35.1% for the prior year period, mainly due to gross margin for products sold increased from 38.9% to 82.8% year over year and its percentage of revenue increased from 3.5% to 6.0%.. The gross margin for integrated contracts was 34.3% for the three months ended September 30, 2009, compared to 34.9% for the same period of the prior year.

For the three months ended September 30, 2009, selling expenses were $2.7 million, compared to $2.8 million year over year.  As a percentage to total revenues, selling expenses were 7.1% and 7.4% for the three months ended September 30, 2009 and 2008, respectively.

General and administrative expenses excluding non-cash option expense were $2.4 million for quarter ended September 30, 2009, or 6.4% as a percentage of total revenues, compared to $2.3 million, or 6.1%, for the same period of the prior year.  Including the non-cash option expenses recorded on a GAAP basis, G&A expenses were $2.6 million and $2.3 million for three months ended September 30, 2009 and 2008, respectively.

Research and development expenses were $2.9 million for the three months ended September 30, 2009, compared to $1.2 million for the same period of the prior year. As a percentage to total revenue, R&D expenses were 7.5% and 3.1% for three months ended September 30, 2009 and 2008, respectively. The increase was mainly due to increased R&D activities.

For the three months ended September 30, 2009, non-GAAP net income attributable to Hollysys excluding non-cash option expense was $6.6 million, or $0.13 per diluted share based on approximately 50 million shares outstanding. This represents an increase of $0.5 million, or 7.9%, over the $6.1 million, or $0.14 per share based on approximately 44 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $6.5 million, or $0.13 per diluted share based on approximately 50 million shares outstanding, compared to net income of $6.1 million, or $0.14 per diluted share based on 44 million shares outstanding, for the same period of the prior year.

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Backlog Highlights
Hollysys’ backlog as of September 30, 2009 was $187.5 million, compared to $188.9 million at June 30, 2009. The detailed breakdown for the backlog by segment is as followings:

•	$64.3 million related to System Integration projects for Subway, or 34.3% of the total backlog;

•	$62.6 million related to Industrial Automation & Control, or 33.3% of the total backlog;

•	$57.0 million related to Rail Signaling and Control projects, or 30.4% of the total backlog;

•	$3.7 million related to Nuclear and other miscellaneous contracts, or 2.0% of the total backlog.

Cash Flow Highlights
Hollysys generated operating cash flow of $14.3 million for the three months ended September 30, 2009. Including investing and financing activities, the total net cash inflow for the three months ended September 30, 2009 was $1.7 million.

Balance Sheet Highlights
As of September 30, 2009, Hollysys’ cash and cash equivalents were $130.6 million, compared to $128.9 million at June 30, 2009. Days Sales Outstanding (“DSO”) for Q1 FY 2010 is 157 days, as compared to 159 days year over year. Inventory turnover is 75 days for quarter ended September 2009, significantly reduced from 91 of the same prior year period.

Outlook for FY 2010

Dr. Wang concluded, “Given the recent contract wins and sales pipeline, especially in high-speed rail segment, we are reiterating our revenue and non-GAAP net income guidance in the range of $185.9M to $192.2M and $30.3M and $31.4M respectively.  “

Conference Call
Management will discuss the current status of the Company’s operations during a conference call at 9:00 AM ET/10:00 PM Beijing time on Thursday, November 12, 2009. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and asking to be connected to the Hollysys Automation Technologies conference call.  The conference call identification number is 38764131.

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November 11, 2009

1-866-519-4004 (USA)
800-819-0121 (China Landline)
400-620-8038 (China Mobile)
+ 65-67357955 (International）

In addition, a recording of the conference call will be accessible within 24 hours via Hollsys’ website at:

http://www.hollysys.com.sg/home/pubdown/121109.zip

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC), high-speed railway Train Control Center (TCC) and Automatic Train Protection (ATP), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control products. Hollysys is the largest SCADA systems supplier to China’s subway automation market, and is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200km to 250km high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300km to 350km high-speed rail segment.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies, Ltd	Page 7
November 11, 2009

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com

Or

Serena Wu
Investor Relations
1-646-593-8125
serena.wu@hollysys.com

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November 11, 2009

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In US Dollars)

	Three months ended September 30,
	2009	2008
	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$35,870,551	$35,958,388
Products sales	2,323,057	1,346,162
Total revenues	38,193,608	37,304,550

Cost of integrated contracts	23,583,744	23,402,235
Cost of products sold	399,578	822,496
Gross profit	14,210,286	13,079,819

Operating expenses
Selling	2,725,641	2,765,365
General and administrative	2,558,313	2,309,739
Research and development	2,853,279	1,166,464
VAT refunds and government subsidy	(2,141,880)	(1,572,388)
Total operating expenses	5,995,353	4,669,180

Income from operations	8,214,933	8,410,639

Other income (expense), net	149,065	207,755
Share of net gains (losses) of equity investees	236,285	(225,763)
Interest expense, net	(352,803)	(332,683)
Income before income taxes	8,247,480	8,059,948

Income taxes expenses	819,998	783,272
Net income	7,427,482	7,276,676

Less: Net income attributable to non-controlling interest	929,924	1,176,416
Net income attributable to Hollysys Automation Technologies Ltd.	$6,497,558	$6,100,260

Weighted average number of common shares	49,942,614	43,942,614

Weighted average number of diluted common shares	50,260,423	43,942,614

Basic earnings per share attributable to Hollysys Automation Technologies Ltd.	0.13	0.14

Diluted earnings per share attributable to Hollysys Automation Technologies Ltd.	0.13	0.14

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November 11, 2009

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	September 30,	June 30,
	2009	2009
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$130,598,078	$128,882,666
Contract performance deposit in banks	4,407,069	5,504,375
Accounts receivable, net of allowance for doubtful accounts of $6,742,484 and $6,276,670	63,571,474	56,548,509
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $759,356 and $744,113	43,842,207	51,094,660
Other receivables, net of allowance for doubtful accounts of $183,175 and $178,532	4,255,909	4,148,842
Advances to suppliers	4,832,369	7,867,856
Amount due from related parties	9,919,384	7,203,058
Inventories, net of provision of $972,778 and $1,114,140	19,286,897	18,837,270
Prepaid expenses	1,043,141	1,368,918
Deferred tax assets	820,007	319,737
Deposit for acquisition of equity interest from minority interest	-	2,195,582
Total current assets	282,576,535	283,971,473

Property, plant and equipment, net	48,262,000	47,102,749
Long term investments	13,352,627	13,570,578
Long term deferred expenses	76,515	91,779
Deferred tax assets	766,389	706,943

Total assets	345,034,066	345,443,522

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	1,464,343	5,854,887
Current portion of long-term bank loans	-	5,123,026
Accounts payable	37,161,317	37,421,717
Construction cost payable	9,145,412	10,929,116
Deferred revenue	25,961,044	21,072,540
Accrued payroll and related expense	4,159,199	4,162,851
Income tax payable	2,047,086	1,397,706
Warranty liabilities	1,865,333	1,631,407
Other tax payables	8,793,827	9,152,197
Accrued liabilities	2,565,291	2,634,107
Amounts due to related parties	2,263,833	1,464,683
Deferred tax liabilities	219,425	277,337
Total current liabilities	95,646,110	101,121,574

Long-term bank loans	36,608,581	36,593,041
Long-term bonds payable	11,714,746	11,709,773

Total liabilities	143,969,437	149,424,388

Commitments and contingencies	-	-

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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	September 30,	June 30,
	2009	2009
	(Unaudited)	(Audited)

Stockholder’s equity
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 49,942,614 and 49,942,614 shares issued and outstanding	49,943	49,943
Additional paid-in capital	130,262,262	131,220,209
Appropriated earnings	15,135,442	15,135,442
Retained earnings	19,729,812	13,232,254
Accumulated comprehensive income - translation adjustments	14,005,155	13,902,045
Total Hollysys Automation Technologies Ltd. stockholder’s equity	179,182,614	173,539,893

Non-controlling interest	21,882,015	22,479,241
Total equity	201,064,629	196,019,134

Total liabilities and stockholders' equity	$345,034,066	$345,443,522

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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended September 30, 2009	Three months ended September 30, 2008
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$7,427,482	$7,276,676
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	615,738	560,301
Allowance (reversal) for doubtful accounts	521,795	(302,381)
Reversal for inventories	(141,362)	-
Loss on disposal of property, plant and equipment	1,586	2,842
Share of net gains (losses) from equity investees	(236,285)	225,763
Gain on disposal of an equity investee	-	(400,755)
Amortization of expenses accrued for bond payable	15,303	13,838
Stock-based compensation	131,019	44,394
Deferred tax assets (liabilities)	(617,628)	126,743
Changes in operating assets and liabilities:
Accounts receivable	(7,524,874)	(417,882)
Cost and estimated earnings in excess of billings	7,237,210	(2,122,866)
Inventories	(308,265)	1,401,173
Advance to suppliers	3,035,487	(2,245,911)
Other receivables	(112,321)	(198,607)
Deposits and other assets	1,423,083	(1,781,783)
Amount due from related parties	(2,256,376)	(1,331,634)
Accounts payable	(1,071,017)	1,495,535
Deferred revenue	4,888,504	4,910,699
Accrued liabilities	161,458	(47,301)
Amount due to related parties	799,150	-
Tax payable	291,010	504,199
Net cash provided by operating activities	14,280,697	7,713,043

Cash flows from investing activities:
Purchase of property, plant and equipment	(2,735,617)	(2,406,927)
Proceeds from disposing property, plant and equipment	1,623	1,255
Advance to related parties	-	(201,930)
Acquisition of long term investments	-	(234,449)
Proceeds from disposal of an equity investee	-	2,048,502
Acquisition of equity interest from minority interest	(438,275)	-
Net cash used in investing activities	(3,172,269)	(793,549)

Cash flows from financing activities:
Proceeds from (Repayments of) short-term loans	(4,393,030)	4,395,926
Repayments of long-term bank loans	(5,125,201)	-
Net cash provided by (used in) financing activities	(9,518,231)	4,395,926

Effect of foreign exchange rate changes	125,215	1,492,269
Net increase in cash and cash equivalents	$1,715,412	$12,807,689

Cash and cash equivalents, beginning of period	128,882,666	64,250,558
Cash and cash equivalents, end of period	$130,598,078	$77,058,247

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Reconcile GAAP Net Income (Loss) to Non-GAAP Net Income

The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

	Three months ended September 30,
	2009	2008
	(Unaudited)	(Unaudited)

Net income attributable to Hollysys Automation Technologies Ltd.	$6,497,558	$6,100,260
Adjustments:
Stock-based compensation cost for options	131,019	44,394
Non-Gaap net income attributable to Hollysys Automation Technologies Ltd.	$6,628,577	$6,144,654